October 26, 2021

VIA EMAIL & EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Scott Anderegg

Re:	SDCL EDGE Acquisition Corporation

Registration Statement on Form S-1

File No. 333-254238

Dear Mr. Anderegg:

Pursuant to Rule 461(a) of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), each of the undersigned, for itself and the several underwriters, hereby joins in the request of SDCL EDGE Acquisition Corporation that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on October 28, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, each of the undersigned advises that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of securities, as many copies of the preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

Each of the undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

Goldman Sachs & Co. LLC as Representative of the Several Underwriters

By:	/s/ Lyle Schwartz
Name: Lyle Schwartz
Title: Managing Director

[Signature Page to Underwriters Acceleration Request Letter]

Very truly yours,

BofA Securities, Inc.
as Representative of the Several Underwriters

By:	/s/ Michael Liloia
Name: Michael Liloia
Title: Director

[Signature Page to Underwriters Acceleration Request Letter]